DC-



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402




05003793

January 31, 2005

Richard G. Dennis
General Attorney
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/31/2005

Re: SBC Communications Inc.
Incoming letter dated January 13, 2005

Dear Mr. Dennis:

This is in response to your letter dated January 13, 2005 concerning a shareholder proposal submitted to SBC by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received a letter on the proponent's behalf dated January 21, 2005. On January 5, 2005, we issued our response expressing our informal view that SBC could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.



Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
FEB 07 2005
THOMSON FINANCIAL

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205



1934 Act/ Rule 14a-8

January 13, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposal of Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

Ladies and Gentlemen:

SBC Communications Inc. ("SBC") has previously submitted a letter for the exclusion of a shareholder proposal from Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 (the "Chevedden Trust") concerning simple majority voting. After further correspondence from SBC and from the proponent's representative, the Staff responded by letter dated January 5, 2005, saying it was unable to concur with the exclusion.

By this letter, SBC respectfully requests that the Staff reconsider the position set out in the January 5 letter, and concur in the exclusion of the Chevedden Trust proposal and supporting statement under Rule 14a-8(i)(3). Pursuant to Rule 14a-8(j), enclosed are six copies of this statement. A copy of this letter and related cover letter are being mailed concurrently to John Chevedden.

Since Staff Bulletin No. 14B was issued on September 15, 2004, it appears that the Staff has concurred in the exclusion of a proposal under Rule 14a-8(i)(3) in only one instance. That instance was *Peoples Energy Corporation* (November 23, 2004). Although the proposal at issue in *Peoples* is different from the Chevedden Trust proposal, SBC believes that the same factors that permitted exclusion of the *Peoples* proposal are applicable to the Chevedden Trust proposal.

The proposal in *Peoples* requested the board of directors to take necessary steps to provide that officers and directors would not be indemnified for acts involving "gross negligence or reckless neglect." The company presented two lines of argument: (i) that the standard contemplated by the proposal (reckless neglect) was undefined and unrecognized; and (ii) that it would be difficult to determine when and to whom the standard should be applied. The company argued that these concerns showed that the proposal should be excluded under Rule 14a-8(i)(3) as inherently vague and indefinite, because shareholders could not make an informed decision regarding it and the Company could implement it incorrectly.

The Chevedden Trust proposal suffers from exactly the same defects. The proposal calls for the SBC Board to "take each step necessary for a simple majority vote to apply on each issue that can be subject to a shareholder vote – to the greatest extent possible." The standard contemplated by this proposal ("simple majority vote") is not defined in the Delaware General Corporation Law (the "DGCL"), which is applicable since SBC is a Delaware corporation. The DGCL does recognize at least two different types of majority voting for stockholders, each of which has been referred to as "simple majority":

- Section 216 of the DGCL states that the "affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter" is sufficient to carry the matter, except where another standard is set out in the company's organizational documents or elsewhere in the DGCL. See *Balotti & Finkelstein, Delaware Law of Corporations & Business Organizations,* §7.29 ("...assuming the existence of a quorum, usually a simple majority of those shareholders casting votes is necessary in order to take action at a meeting.")

- A different "simple majority" standard appears in Section 251(c) of the DGCL, however. This provision concerns mergers and consolidations, and contemplates approval by "a majority of the outstanding stock of the corporation entitled to vote thereon." See *In re Digital Island Securities Litigation*, 223 F. Supp. 2d 546, 559 (D.C. Del 2002) (referring to a required stockholder vote under DGCL section 251(c) as a "simple majority vote").

The Chevedden Trust proposal is inherently vague and indefinite because it simply refers to "simple majority voting," and gives no definition or guidance as to which "simple majority" standard is intended. If the proposal were to be approved by the stockholders, should the Board adopt a standard of the majority of the votes cast, or a different standard of the majority of the shares outstanding? Like the *Peoples* proposal, this proposal does not give the stockholders voting on it enough information to make an informed decision. Moreover, SBC itself would not know which standard to implement, should the proposal be approved by the stockholders.

The second part of the *Peoples* analyses is also applicable to the Chevedden Trust proposal. The company in *Peoples* raised a multitude of unanswered questions about how the standard contemplated by the proposal would be applied. The Chevedden Trust proposal raises similar questions about when and to whom the standard should be applied. The proposal tells the Board to "take each step necessary," but provides no hint as to what those steps should be. Are these steps limited to those that the Board can take by itself (i.e., amending the company bylaws), or do they include steps that require another stockholder vote (i.e., amending the certificate of incorporation)? See *PG&E Corporation* (March 1, 2002) (concurring in exclusion of simple majority vote under Rule 14a-8(i)(3) as vague and indefinite). The proposal also calls for this to be done "to the greatest extent possible." Does this mean legally possible, or economically possible, or practically possible? Without additional information, the SBC board will not know how to implement the proposal or whether it is doing so correctly in accordance with the proposal.

If the Chevedden Trust proposal is presented for a vote, the stockholders will not have enough information to make an informed vote. The proponent had the opportunity to provide guidance on these ambiguities and uncertainties in the supporting statement, but instead chose to add to the confusion with irrelevant and unwarranted attacks on the company directors. The proponent's representative, Mr. John Chevedden, could have provided additional clarification in his two letters to the Staff in response to SBC's November 19 letter, but he did not.

SBC further requests that in the event the Staff remains unable to concur in excluding the proposal, it reconsider exclusion of the revised supporting statement for the proposal. As set forth in SBC's November 19 and December 28 letters, the paragraphs in the supporting statement are materially false and misleading. SBC has cited numerous No-Action letters in which the Staff has previously permitted exclusion of each of these paragraphs. SBC believes that nothing in Staff Bulletin No. 14B alters the bases for their exclusion.

In SBC's letters, we noted that the paragraph entitled "Advancement Begins with a First Step" was false and misleading because substantial portions of it were irrelevant to the subject matter of the proposal. This is one of the grounds for exclusion under Rule 14a-8(i)(3) that remains unaltered by Staff Bulletin No. 14.

This paragraph makes allegations concerning SBC's directors that have no bearing whatsoever on the proposal for simple majority voting by stockholders. The complete irrelevance of this paragraph to the proposal is confirmed by the fact that similar paragraphs appear in the supporting statements for three other completely different proposals for which Mr. Chevedden is the proponent or acting as representative of the proponent:

- *JP Morgan Chase & Co.* (January 4, 2005) (requesting shareholder approval for future golden parachutes for senior executives);
- *PACCAR, Inc.* (December 27, 2004) (requesting board take necessary steps to adopt and implement annual election of each director); and
- *Kimberly-Clark Corporation* (December 22, 2004) (requesting the board to redeem any active poison pill unless it is approved by majority vote of shareholders).

In each case the paragraphs make references to Corporate Library ratings and other "concerns" about directors of the respective companies relating to their independence, tenure and presence on other boards. The use of this same paragraph containing the same allegations about the performance of directors in four completely different proposals (including the one submitted to SBC) demonstrates clearly that it has no relevance to the simple majority proposal. Instead, it creates further confusion as to what the stockholders are being asked to approve. The proposal has nothing to do with directors, so the paragraph in the supporting statement about directors should be excluded as false and misleading.

For the reasons set forth above, SBC requests that the Staff reconsider its position in its January 5 letter, and concur in the omission under Rule 14a-8(i)(3) of the Chevedden Trust proposal from SBC's proxy materials for the 2005 Annual Meeting. If I may answer any questions about this matter, please do not hesitate to call me at (210) 351-3326.

Sincerely,



Richard G. Dennis
General Attorney

cc: John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SBC Communications Inc. (SBC)
Shareholder Position on SBC Appeal of Staff Letter
Rule 14a-8 Proposal: Simple Majority Topic
Proponent: Ray T. Chevedden

Ladies and Gentlemen:

The company fails to mention that the topic of the proposal in *Peoples* is not an established rule 14a-8 proposal topic. This proposal for simple majority vote does not have any text comparable to the inflammatory words of "gross negligence or reckless neglect."

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Richard Dennis